

October 25, 2013

Via Email
Lawrence F. Levy
Chief Executive Officer
Levy Acquisition Corp.
444 North Michigan Avenue, Suite 3500
Chicago, IL 60611

> **Re:** **Levy Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-191587**

Dear Mr. Levy:

We have reviewed your letter dated October 7, 2013, and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated September 26, 2013.

Summary, page 1

1. We note our prior comments 5 and 12 and your related responses, as well as the new risk factor on page 34 beginning "Our management team's investment experience has been . . . ." Please revise your disclosure here and in your Proposed Business section to prominently state that your management team has limited experience engaging in transactions of the size you propose to undertake. Additionally, to the extent that certain key members of your management team that will be directly engaged in the process of identifying and selecting a business combination target have no experience with transactions of this size, you should so state in each of the Summary, Risk Factors, and Proposed Business discussions.

Risk Factors, page 23

2. We note that you will be allocating 15% of the units for sale in your initial public offering to a directed unit program and that purchasers in the program will be subject to a 180-day lock-up. Please provide us with your analysis of whether a directed share program with these terms may materially adversely impact liquidity in the trading market. To the extent you determine that liquidity may be significantly impacted, please consider whether a risk factor is warranted.

Proposed Business, page 64

3.   Although the disclosure added in response to prior comment 12 provides some information on past success of affiliated entities, we continue to believe that the disclosure should be enhanced through a discussion, on an individualized basis, of the experience of officers who will be directly engaged in the process of identifying and selecting a business combination target. The current disclosure is primarily focused on prior successes from an operational rather than transactional viewpoint. To the extent the transactional experience of your management is discussed, it is generally to note that the group of mangers has participated in the diligence and analysis of prior business acquisitions. Please provide a meaningful discussion of prior transactions for each of your officers and explain in greater detail how those experiences relate to the process of identifying and selecting a business combination target by the registrant. As material and on an individualized basis, discuss specific accomplishments and challenges that were faced in the prior acquisitions. To the extent prior transaction experiences have limited comparability to the proposed transactions and individual contributions, please address this on an individualized basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Luna Bloom at (202) 551-3194 or, in her absence, the undersigned at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP